September 24, 2025

Emma E. Giamartino
Chief Financial Officer
CBRE Group, Inc.
2121 North Pearl Street
Suite 300
Dallas, TX 75201

       Re: CBRE Group, Inc.
           Form 10-K for the fiscal year ended December 31, 2024
           File No. 001-32205
Dear Emma E. Giamartino:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction